Mail Stop 3561

September 22, 2009

Jennifer H. Jarvis
President and Chief Executive Officer
K-Kitz, Inc.
1630 Integrity Drive East
Columbus, OH 43209

> **Re:** **K-Kitz, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 18, 2009**
> **File No. 333-158426**

Dear Mr. Jarvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution of the Price You Pay For Your Shares, page 11

1. We have reviewed your response to prior comment 1 in our letter dated August 28, 2009. Please revise your pre-offering net tangible book value amounts under each offering scenario to read $69,066, which represents your shareholder's equity balance as of June 30, 2009. Although your post-offering net tangible book value amounts appear to be appropriately calculated, the adjustments to your pre-offering net tangible book value figures will result in changes to the amounts presented in the "Net tangible book value per share before offering" and "Increase in net tangible book value per share attributable to new investors" line items.

Financial Statements

Note 9. Restatement of December 31, 2008 Financial Statements, page F-13

2. We have reviewed your response to prior comment 3 in our letter dated August 28, 2009. Please ensure that your restatement footnote includes a table showing the changes made to the individual line items on your statements of operations.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
       Greenberg Traurig, LLP